Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Three-Month Period Ended September 30, 2020

Piraeus, Greece, November 10, 2020, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended September 30, 2020.

Highlights

•	Delivery of the GasLog Westminster on July 15, a 180,000 cubic meter (“cbm”) LNG carrier with dual fuel medium speed propulsion (“X-DF”) and commencement of its seven-year time charter agreement with Centrica Plc. (“Centrica”).
•	Refinanced all debt to mature in 2021 with four new credit facilities representing a total of approximately $1.1 billion, strengthening the balance sheet and delivering $30.2 million of incremental liquidity to the Group.
•	Post-quarter end, completed the sale-and-leaseback of the GasLog Hong Kong, with CMB Financial Leasing Co. Ltd. (“CMBFL”), one of China’s largest lessors, releasing $26.4 million of incremental liquidity to GasLog and extending the repayment profile to 21 years.
•	Repaid approximately $86.0 million of debt, bringing total debt repayment (excluding prepayments for refinanced facilities) to approximately $193.0 million through the first nine-months of 2020.
•	Contracted time charter revenues of approximately $164.1 million for the fourth quarter of 2020, representing 95% charter coverage, based on signed contracts until November 10, 2020.
•	Quarterly Revenues of $156.7 million, Profit of $10.1 million and Loss per share[1] of ($0.03) for the three-month period ended September 30, 2020.
•	Quarterly Adjusted EBITDA[1] of $102.1 million, Adjusted Profit[1] of $13.0 million and Adjusted Loss per share[1] of $(0.01) for the three-month period ended September 30, 2020.
•	Quarterly dividend of $0.05 per common share payable on November 30, 2020.

Chairman and CEO Statements

Peter G. Livanos, Chairman of GasLog, stated: “GasLog progressed on several strategic initiatives during the third quarter, a testament to the resiliency of our business model. Our fully contracted newbuilding program continues to deliver on time and on budget, operating and overhead expenses have been reduced considerably with an eye toward further improvement and the Group’s liquidity has been further bolstered following a sale-and-leaseback with a leading Chinese lessor.”

Paul Wogan, Chief Executive Officer, stated: “Our fleet continued to deliver high levels of service and reliability to our customers during the third quarter. We markedly increased the change over our crews but given the ongoing COVID-19 restrictions we continue to work with the authorities and through industry bodies to see how we can improve this situation for all seafarers.

During the third quarter, we refinanced all the Group’s debt maturing in 2021 and took delivery of the GasLog Westminster. This progress has continued in the fourth quarter and in October we completed the sale-and-leaseback of the GasLog Hong Kong. This transaction increased our available liquidity, improved the vessel’s average annual free cash flow over the term of the agreement and opened up a new source of capital as this was our first financial transaction with a mainland Chinese counterparty. In addition, we expect to take delivery of the GasLog Georgetown later this month, the first of four vessels to be delivered into multi-year charters with Cheniere Energy Inc. (“Cheniere”).”

Dividend Declarations

On September 16, 2020, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in the aggregate, payable on October 1, 2020 to holders of record as of September 30, 2020. GasLog paid the declared dividend to the transfer agent on October 1, 2020.

On November 9, 2020, the board of directors declared a quarterly cash dividend of $0.05 per common share, or $4.0 million in the aggregate, payable on November 30, 2020 to shareholders of record as of November 20, 2020.

Financial Summary

Amounts in thousands of U.S. dollars except per share data	For the three months ended
	September 30, 2019	September 30, 2020
Revenues	$165,586	$156,729
Profit for the period	$8,889	$10,116
Adjusted EBITDA[1]	$115,034	$102,111
Adjusted Profit[1]	$25,528	$13,019
Loss attributable to the owners of GasLog	$(13,545)	$(354)
EPS, basic	$(0.20)	$(0.03)
Adjusted EPS[1]	$0.01	$(0.01)

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There were 2,528 revenue operating days for the quarter ended September 30, 2020, as compared to 2,296 revenue operating days for the quarter ended September 30, 2019. The increase in revenue operating days was mainly driven by the increased operating days from the deliveries of the GasLog Windsor on April 1, 2020, the GasLog Wales on May 11, 2020, the GasLog Westminster on July 15, 2020 and the full operation of the GasLog Warsaw delivered on July 31, 2019, partially offset by the increased off-hire days for scheduled dry-dockings.

Management allocates vessel revenues to two categories: (a) variable rate charters and (b) fixed rate charters. The variable rate charter category contains vessels operating in the LNG carrier spot and short-term market, defined as those with initial firm periods of twelve months or less, excluding option periods, or those which have a variable rate of hire across the charter period. The vessels in this category during the third quarter of 2020 were the GasLog Savannah, the GasLog Singapore, the GasLog Shanghai, the GasLog Sydney, the GasLog Skagen, the GasLog Saratoga, the GasLog Salem, the GasLog Chelsea, the Methane Rita Andrea and the Methane Alison Victoria.

Revenues were $156.7 million for the quarter ended September 30, 2020 ($165.6 million for the quarter ended September 30, 2019). The decrease was attributable to a decrease of $23.7 million from the vessels owned by GasLog’s subsidiary, GasLog Partners LP (“GasLog Partners” or the “Partnership”) mainly due to the expiration of the initial multi-year time charters of the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth and the 18-month time charter of the GasLog Sydney. Revenues from the GasLog 100% owned fleet increased by $21.8 million due to the deliveries of the GasLog Windsor, the GasLog Wales and the GasLog Westminster on April 1, 2020, May 11, 2020 and July 15, 2020, respectively, and the operation for the full three-month period of the GasLog Warsaw, delivered on July 31, 2019, partially offset by a decrease of $3.4 million from vessels operating in the spot market in both periods.

For the quarter ended September 30, 2020, an analysis of revenue operating days, revenues and voyage expenses and commissions per category of charter is presented below:

	For the three months ended September 30, 2020
Amounts in thousands of U.S. dollars	Variable rate charters	Fixed rate charters
Available days (*)	741	1,886
Revenue operating days(**)	653	1,875
Revenues	19,741	136,988
Voyage expenses and commissions	(3,238)	(1,921)

(*) Available days represent total calendar days in the period after deducting off-hire days where vessels are undergoing dry-dockings and unavailable days, i.e. days before and after a dry-docking where the vessel has limited practical ability for chartering opportunities.

(**) Revenue operating days represent total available days after deducting off-charter days.

Profit for the period was $10.1 million for the quarter ended September 30, 2020 (profit of $8.9 million for the quarter ended September 30, 2019). The favorable movement in non-cash marked-to-market valuations of our derivative financial instruments in the third quarter of 2020 and the decrease in finance costs, was partially offset by a decrease in profit from operations, that was affected by the restructuring costs and the foreign exchange losses.

Adjusted EBITDA1 was $102.1 million for the quarter ended September 30, 2020 ($115.0 million for the quarter ended September 30, 2019). The decrease in Adjusted EBITDA is mainly attributable to the decrease in revenues of $8.9 million, as discussed above and the increase in vessel operating and supervision costs of $5.4 million mainly due to the increased fleet from the newbuilding deliveries and the unfavorable movement of the Euro (“EUR”)/U.S. Dollar (“USD”) exchange rate in the third quarter of 2020 as compared to the prior quarter.

Adjusted Profit1 was $13.0 million for the quarter ended September 30, 2020 ($25.5 million for the quarter ended September 30, 2019), adjusted for the effects of the non-cash gain on derivatives, the write-off of unamortized loan fees due to the debt refinancing, the restructuring costs, the foreign exchange losses, net and the net unrealized foreign exchange gains on cash and bonds.

Loss attributable to the owners of GasLog was $0.4 million for the quarter ended September 30, 2020 ($13.5 million loss for the quarter ended September 30, 2019). The decrease in loss attributable to the owners of GasLog resulted from the decrease in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) following the decrease in the Partnership’s profit and the increase in profit for the period.

As of September 30, 2020, GasLog had $173.5 million of cash and cash equivalents. In addition, an amount of $48.3 million was held as cash collateral with respect to our derivative instruments and is included in Other non-current assets and Prepayments and other current assets, which has been reduced to $33.5 million as of November 6, 2020. As of September 30, 2020, GasLog had an aggregate of $3.5 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $221.7 million was repayable within one year, and $198.1 million of lease liabilities, of which $9.7 million was payable within one year. Post-quarter end, GasLog completed the sale-and-leaseback of the GasLog Hong Kong, with CMBFL, releasing $26.4 million of incremental liquidity to GasLog.

As of September 30, 2020, the total remaining balance of the contract prices of the four LNG carriers on order was $641.0 million, which GasLog expects to fund under the facility signed on December 12, 2019 with 13 international banks to provide debt funding for its current newbuilding program (the “Newbuilding Facility”), cash balances and cash from operations. As of September 30, 2020, there was undrawn available capacity of $601.6 million under the Newbuilding Facility.

As of September 30, 2020, GasLog’s current assets totaled $241.8 million, while current liabilities totaled $425.6 million, resulting in a negative working capital position of $183.8 million. Current liabilities include $52.3 million of unearned revenue in relation to hires received in advance of September 30, 2020 (which represents a non-cash liability that will be recognized as revenue in October as the services are rendered). Taking into account current and expected volatile commercial and financial market conditions, we anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations and existing borrowings, including the credit agreements entered into on July 16, 2020 and July 30, 2020, which refinanced in full the debt maturities due in 2021, as well as the sale-and-leaseback transaction we concluded in October 2020 that released incremental liquidity of $26.4 million. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the end of the reporting period.

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Finally, the Partnership announced today that its cost of capital remains elevated and there continues to be a high degree of COVID-19-related uncertainty in the near-term LNG and LNG shipping markets. By the end of 2020, all five of the Partnership’s Steam vessels will have ended their initial multi-year time charters with subsidiaries of Royal Dutch Shell plc (“Shell”), while three additional tri-fuel diesel electric vessel (“TFDE”) vessels will conclude their multi-year charters next year. Although the Partnership has been successful in finding continued employment for certain of its available vessels, term employment to date has been concluded at current market rates which are below those achieved during the initial charters. Given these factors, combined with the Partnership’s capital allocation strategy, which is focused on deleveraging, the Partnership decided to decrease the common unit distribution to $0.01 per common unit beginning with the third quarter of 2020. This action will further strengthen the Partnership’s balance sheet, lower the fleet’s breakeven, reduce its cost of capital and further enhance its competitive positioning.

1 Earnings/(loss) per share (“EPS”) and Adjusted EPS are net of the profit attributable to non-controlling interests of $10.5 million and the dividend on preferred stock of $2.5 million for the quarter ended September 30, 2020 ($22.4 million and $2.5 million, respectively, for the quarter ended September 30, 2019). Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For the definitions and reconciliations of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Contracted Charter Revenues

As of September 30, 2020, the total future firm contracted revenue stood at $3.6 billion2, including $0.8 billion2 from the 15 vessels currently owned by GasLog Partners.

2 Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking; (b) all LNG carriers on order are delivered on schedule; (c) no exercise of any option to extend the terms of charters; and (d) where charters are based on a variable rate of hire within an agreed range during the charter period, the lower end of the range.

Alexandroupolis Project Update

On November 4, 2020, Gastrade S.A. (“Gastrade) announced the signing of the agreement of the acquisition of 20% of its share capital by DESFA S.A. (“DESFA), the operator of the National Natural Gas Transmission System in Greece. Through this participation Gastrade expects to gain additional expertise in managing and operating gas infrastructure and to maximize the synergies between the existing DESFA assets and the Alexandroupolis LNG Terminal, which together will strengthen the gas supply and offer energy independence in Greece and the Southeast European region.

LNG Market Update and Outlook

LNG demand was 84 million tonnes (“mt”) in the third quarter of 2020, according to Poten, compared to 88 mt in the third quarter of 2019, or a decrease of approximately 4%. Although demand declined globally in the third quarter of 2020, compared to the third quarter of 2019, it also varied regionally. For example, Chinese LNG demand was 17 mt in the third quarter of 2020, an increase of 13% or approximately 2 mt. In addition, Indian demand was 7 mt, an increase of 13% or approximately 1 mt. These increases were balanced by declines in Europe, the Middle East, Japan, South Korea, North America and South America, which in aggregate saw their demand decline by over 6 mt in the third quarter.

Global LNG supply was approximately 86 mt in the third quarter of 2020, a decrease of over 3 mt, or 4%, over the third quarter of 2019, according to Poten. Supply from the United States (“U.S.”) decreased by approximately 2 mt or 18%, the result of an estimated 112 cargoes cancelled by customers of U.S. export facilities as well as unplanned outages at Cameron LNG following damage to its power supply caused by Hurricane Laura in late August. In addition, supply from Australia declined by nearly 2 mt or 7%, due in part to unplanned maintenance at Gorgon LNG. Looking ahead, approximately 104 mt of new LNG capacity is currently under construction and scheduled to come online from 2021-2026.

In the LNG shipping spot market, TFDE headline rates, as reported by Clarksons, averaged $41,000 per day in the third quarter of 2020, a decrease from the average of $66,000 in the third quarter of 2019. Headline spot rates for Steam vessels averaged $28,000 per day in the third quarter of 2020, a decrease from the average of $43,000 per day in the third quarter of 2019. Headline spot rates in the third quarter were negatively impacted by declines in LNG demand as well as unplanned outages at facilities in the U.S. and Australia as noted above.

Clarksons currently assesses headline spot rates for TFDE and Steam LNG carriers at $105,000 per day and $78,000 per day, respectively. Early indications are for LNG demand to grow in the fourth quarter of 2020, relative to the third quarter of 2020, as demand in October was 2% higher than September, according to Poten. This demand growth has been reflected in the increasing headline spot rates for LNG carriers observed in recent weeks. However, taking into account the impact of the COVID-19 pandemic on the global economy, the forecast growth of the global LNG carrier fleet and expected seasonal trading patterns, there is continued potential for volatility in the spot and short-term markets over the near and medium-term.

As of November 4, 2020, Poten estimates that the orderbook totals 118 dedicated LNG carriers (>100,000 cbm), representing 22% of the on-the-water fleet. Of these, 83 vessels (or 70%) have multi-year charters. 28 LNG carriers have been ordered year-to-date, all for long-term business with no vessels ordered on a speculative basis.

Conference Call

GasLog and GasLog Partners will host a joint conference call to discuss their results for the third quarter of 2020 at 8.30 a.m. EST (3.30 p.m. EET) on Tuesday, November 10, 2020. Senior management of GasLog and GasLog Partners will review the operational and financial performance of the companies. The presentation of each company’s third quarter results will be followed by separate Q&A sessions for each company.

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The dial-in numbers for the conference call are as follows:

+1 855 253 8928 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

+852 5819 4851 (Hong Kong)

+47 2396 4173 (Oslo)

Conference ID: 2961797

A live webcast of the conference call will be available on the Investor Relations page of the GasLog website (http://www.gaslogltd.com/investors).

For those unable to participate in the conference call, a replay of the webcast will be available on the Investor Relations page of the company websites as referenced above.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 18 (14 on the water and four on order) are owned by GasLog, two have been sold to a subsidiary of Mitsui & Co. Ltd. and to CMBFL, respectively, and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	increased exposure to the spot market and fluctuations in spot charter rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships and enter into time charters with new and existing customers;

•	disruption to the LNG, LNG shipping and financial markets caused by global shutdown as a result of the COVID-19 pandemic;

•	fluctuations in prices for crude oil, petroleum products and natural gas;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•	fluctuations in currencies and interest rates;

•	the expected cost of and our ability to comply with environmental and regulatory conditions, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	risks inherent in ship operation, including the discharge of pollutants;

•	the impact of environmental liabilities on us and the shipping industry, including climate change;

•	our ability to retain key employees and the availability of skilled labour, ship crews and management;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation;

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•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event; and

•	other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on March 6, 2020 and Quarterly Reports on Form 6-K filed with the SEC on May 7, 2020 and August 5, 2020, and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit and sale-and-leaseback facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2019 and September 30, 2020

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2019	September 30, 2020
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associates	21,620	21,921
Deferred financing costs	11,592	9,046
Other non-current assets	24,221	24,653
Derivative financial instruments	3,572	—
Tangible fixed assets	4,427,065	4,881,775
Vessels under construction	203,323	140,791
Right-of-use assets	206,495	205,126
Total non-current assets	4,907,399	5,292,823
Current assets
Trade and other receivables	24,900	21,662
Dividends receivable and other amounts due from related parties	573	417
Derivative financial instruments	429	383
Inventories	8,172	10,408
Prepayments and other current assets	13,475	35,457
Short-term investments	4,500	—
Cash and cash equivalents	263,747	173,470
Total current assets	315,796	241,797
Total assets	5,223,195	5,534,620
Equity and liabilities
Equity
Preference shares	46	46
Share capital	810	954
Contributed surplus	760,671	767,100
Reserves	16,799	17,054
Treasury shares	(2,159)	(1,379)
Accumulated deficit	(87,832)	(161,013)
Equity attributable to owners of the Group	688,335	622,762
Non-controlling interests	961,518	941,952
Total equity	1,649,853	1,564,714
Current liabilities
Trade accounts payable	27,615	27,047
Ship management creditors	601	346
Amounts due to related parties	200	180
Derivative financial instruments	8,095	36,803
Other payables and accruals	136,242	129,772
Borrowings, current portion	255,422	221,670
Lease liability, current portion	9,363	9,732
Total current liabilities	437,538	425,550
Non-current liabilities
Derivative financial instruments	41,837	97,269
Borrowings, non-current portion	2,891,973	3,250,584
Lease liability, non-current portion	195,567	188,359
Other non-current liabilities	6,427	8,144
Total non-current liabilities	3,135,804	3,544,356
Total equity and liabilities	5,223,195	5,534,620

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Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Revenues	165,586	156,729	486,384	481,487
Net pool allocation	(184)	—	(4,264)	—
Voyage expenses and commissions	(6,656)	(5,159)	(19,440)	(18,074)
Vessel operating and supervision costs	(33,796)	(39,161)	(100,124)	(106,818)
Depreciation	(43,237)	(45,106)	(124,186)	(130,250)
General and administrative expenses	(11,324)	(14,677)	(32,873)	(35,452)
Loss on disposal of non-current assets	—	—	—	(572)
Impairment loss on vessels	—	—	—	(22,454)
Profit from operations	70,389	52,626	205,497	167,867
Financial costs	(46,461)	(41,103)	(138,865)	(126,101)
Financial income	1,189	40	4,357	685
Loss on derivatives	(16,758)	(2,095)	(67,801)	(86,686)
Share of profit of associates	530	648	1,088	1,576
Total other expenses, net	(61,500)	(42,510)	(201,221)	(210,526)
Profit/(loss) for the period	8,889	10,116	4,276	(42,659)
Attributable to:
Owners of the Group	(13,545)	(354)	(50,490)	(73,181)
Non-controlling interests	22,434	10,470	54,766	30,522
	8,889	10,116	4,276	(42,659)

Loss per share – basic and diluted	(0.20)	(0.03)	(0.72)	(0.94)

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Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2019 and 2020

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2019	September 30, 2020
Cash flows from operating activities:
Profit/(loss) for the period	4,276	(42,659)
Adjustments for:
Depreciation	124,186	130,250
Impairment loss on vessels	—	22,454
Loss on disposal of non-current assets	—	572
Share of profit of associates	(1,088)	(1,576)
Financial income	(4,357)	(685)
Financial costs	138,865	126,101
Unrealized foreign exchange losses on cash and cash equivalents	373	—
Realized foreign exchange losses	773	—
Unrealized loss on derivative financial instruments held for trading including ineffective portion of cash flow hedges	67,643	74,638
Share-based compensation	3,728	4,983
	334,399	314,078
Movements in working capital	(41,514)	(13,041)
Cash provided by operations	292,885	301,037
Interest paid	(145,066)	(134,712)
Net cash provided by operating activities	147,819	166,325
Cash flows from investing activities:
Payments for tangible fixed assets and vessels under construction	(446,529)	(540,337)
Proceeds from disposal of tangible fixed assets	—	2,322
Return of capital expenditures	10,451	—
Other investments	(158)	—
Payments for right-of-use assets	(488)	(5,815)
Dividends received from associate	938	1,325
Purchase of short-term investments	(78,000)	—
Maturity of short-term investments	79,000	4,500
Financial income received	4,523	803
Net cash used in investing activities	(430,263)	(537,202)
Cash flows from financing activities:
Proceeds from bank loans and bonds	807,180	1,678,938
Bank loan and bond repayments	(519,379)	(1,318,416)
Payment for bond repurchase at a premium	—	(1,937)
Payment for interest rate swaps termination	—	(26,867)
Proceeds from entering into interest rate swaps	—	31,622
Payment of loan issuance costs	(11,269)	(25,657)
Payment of equity raising costs	(1,584)	(816)
Proceeds from private placement	—	36,000
Dividends paid	(119,993)	(74,857)
Payment for cross currency swaps’ termination	—	(4,051)
Purchase of treasury shares or GasLog Partners’ common units	(23,782)	(2,996)
Payments for lease liability	(7,368)	(8,225)
Net cash provided by financing activities	123,805	282,738
Effects of exchange rate changes on cash and cash equivalents	(373)	(2,138)
Decrease in cash and cash equivalents	(159,012)	(90,277)
Cash and cash equivalents, beginning of the period	342,594	263,747
Cash and cash equivalents, end of the period	183,582	173,470

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS

EBITDA is defined as earnings before depreciation, amortization, financial income and costs, gain/loss on derivatives and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs. Adjusted Profit represents earnings before write-off and accelerated amortization of unamortized loan fees/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives that includes (if any) (a) unrealized gain/loss on derivative financial instruments held for trading, (b) recycled loss of cash flow hedges reclassified to profit or loss and (c) ineffective portion of cash flow hedges. Adjusted EPS represents earnings attributable to owners of the Group before write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels attributable to the owners of the Group, the swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives as defined above, divided by the weighted average number of shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, financial costs, gain/loss on derivatives, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses, impairment loss on vessels, gain/loss on disposal of non-current assets and restructuring costs; and in the case of Adjusted Profit and Adjusted EPS, write-off and accelerated amortization of unamortized loan/bond fees and premium, foreign exchange gains/losses, unrealized foreign exchange losses on cash and bond, impairment loss on vessels, swap optimization costs (with respect to cash collateral amendments), gain/loss on disposal of non-current assets, restructuring costs and non-cash gain/loss on derivatives, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods. In the current period, impairment loss on vessels, gain/loss on disposal of non-current assets, swap optimization costs (with respect to cash collateral amendments) and restructuring costs in particular are excluded from Adjusted EBITDA, Adjusted Profit and Adjusted EPS because impairment of long-lived assets and gain/loss on disposal of non-current assets, which represent the excess of their carrying amount over the amount that is expected to be recovered from them in the future, and swap optimization costs (with respect to cash collateral amendments) and restructuring costs, which reflect specific actions taken by management to improve the Group’s future liquidity and profitability, are charges and items not considered to be reflective of the ongoing operations of the company, respectively, that we believe reduce the comparability of our operating and business performance across periods. In addition, unrealized foreign exchange losses on cash and bond, are separately adjusted in the current period, while in the past foreign exchange losses on cash were included in foreign exchange gains/losses and unrealized foreign exchange losses on bond did not exist.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, profit, profit from operations, earnings per share or any other measure of operating performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of Profit/(Loss) to EBITDA and Adjusted EBITDA:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit/(loss) for the period	8,889	10,116	4,276	(42,659)
Depreciation	43,237	45,106	124,186	130,250
Financial costs	46,461	41,103	138,865	126,101
Financial income	(1,189)	(40)	(4,357)	(685)
Loss on derivatives	16,758	2,095	67,801	86,686
EBITDA	114,156	98,380	330,771	299,693
Foreign exchange losses, net	878	584	1,246	354

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Restructuring costs	—	3,147	—	5,107
Loss on disposal of non-current assets	—	—	—	572
Impairment loss on vessels	—	—	—	22,454
Adjusted EBITDA	115,034	102,111	332,017	328,180

Reconciliation of Profit/(loss) to Adjusted Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Profit/(loss) for the period	8,889	10,116	4,276	(42,659)
Non-cash loss/(gains) on derivatives	15,761	(5,616)	67,643	74,638
Write-off and accelerated amortization of unamortized loan/bond fees	—	4,774	988	5,090
Foreign exchange losses, net	878	584	1,246	354
Restructuring costs	—	3,147	—	5,107
Unrealized foreign exchange losses/(gains), net on cash and bonds	—	14	—	(4,036)
Swap optimization costs (with respect to cash collateral amendments)	—	—	—	3,319
Loss on disposal of non-current assets	—	—	—	572
Impairment loss on vessels	—	—	—	22,454
Adjusted Profit	25,528	13,019	74,153	64,839

Reconciliation of Loss Per Share to Adjusted Earnings/(Loss) Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2019	September 30, 2020
Loss for the period attributable to owners of the Group	(13,545)	(354)	(50,490)	(73,181)
Plus:
Dividend on preference shares	(2,516)	(2,516)	(7,547)	(7,547)
Loss for the period attributable to owners of the Group used in EPS calculation	(16,061)	(2,870)	(58,037)	(80,728)
Weighted average number of shares outstanding, basic	80,861,350	95,157,140	80,844,836	85,605,475
Loss per share	(0.20)	(0.03)	(0.72)	(0.94)
Loss for the period attributable to owners of the Group used in EPS calculation	(16,061)	(2,870)	(58,037)	(80,728)
Plus:
Non-cash loss/(gains) on derivatives	15,761	(5,616)	67,643	74,638
Write-off and accelerated amortization of unamortized loan fees/bond fees attributable to the owners of the Group	—	3,481	988	3,797
Impairment loss on vessels attributable to the owners of the Group	—	—	—	9,688
Loss on disposal of non-current assets	—	—	—	572
Swap optimization costs (with respect to cash collateral amendments)	—	—	—	3,319
Foreign exchange losses/(gains), net	878	584	1,246	354
Unrealized foreign exchange losses/(gains), net on cash and bonds	—	14	—	(4,036)
Restructuring costs	—	3,147	—	5,107
Adjusted profit/(loss) attributable to owners of the Group	578	(1,260)	11,840	12,711
Weighted average number of shares outstanding, basic	80,861,350	95,157,140	80,844,836	85,605,475
Adjusted earnings/(loss) per share	0.01	(0.01)	0.15	0.15

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